Exhibit 16.1

                        [Ernst & Young LLP Letterhead]

February 2, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

We have read Item 4.01 of Form 8-K dated January 28, 2005, of Friedman's Inc. and are in agreement with the statements contained in paragraphs one, two, five, six, seven and eight on pages two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, including in paragraph seven, sentences six and seven, on page three therein, we had considered such matter in determining the nature, timing and extent of procedures to perform in our in-process audits of the registrant's 2003, 2002 and 2001 financial statements.


                                                 Ernst & Young LLP

                                                 /s/ Ernst & Young LLP